旭日企業有限公司 JEANSWEST 眞維斯
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming S[redacted]l : (852)2263 3000 Fax : (852)2343 3217

04024772

April 29, 2004

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
2004 MAY -5 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated April 6, 2004 regarding the final results for the year ended December 31, 2003 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 7, 2004;

2. The Company's announcement dated April 22, 2004 regarding the notice of annual general meeting published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 22, 2004;

3. The Company's 2003 annual report;

4. An explanatory statement dated April 22, 2004 in relation to the repurchase mandate and amendments to the Company's Bye-laws; and

5. A proxy form for the Company's 2004 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

.../2

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Encls

cc Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

Seltr.doc/15

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：(八五二) 二二六三 三OOO 傳真：(八五二) 二三四三 三二一七

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

FINAL RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 together with the comparative figures for the nine months ended 31 December 2002 as follows:

	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
TURNOVER	(2)	3,310,309	2,436,567
Cost of sales		(1,858,585)	(1,423,002)
GROSS PROFIT		1,451,724	1,013,565
Other revenue and gains		80,633	77,435
Selling and distribution costs		(659,024)	(470,415)
Administrative expenses		(440,901)	(316,790)
Other operating expenses		(95,615)	(70,615)
Loss on disposal of a subsidiary		–	(1,541)
PROFIT FROM OPERATING ACTIVITIES	(3)	336,817	231,639
Finance costs		(18,273)	(15,723)
Share of profits and losses of:			
Jointly-controlled entities		3,085	2,344
Associates		42,581	23,376
PROFIT BEFORE TAX		364,210	241,636
Tax	(4)	(106,690)	(53,194)
PROFIT BEFORE MINORITY INTERESTS		257,520	188,442
Minority interests		(92,495)	(60,362)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		165,025	128,080
Dividends	(5)	102,060	102,060
TRANSFER TO NON-DISTRIBUTABLE RESERVES		87	237
		HK cents	HK cents
EARNINGS PER SHARE			
Basic	(6a)	16.49	12.80
Diluted	(6b)	16.39	N/A

NOTES

(1) Principal accounting policies and basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

SSAP 12 "Income taxes" was revised and effective for the first time for the current year's financial statements. It prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of unused tax losses (deferred tax).

The revised SSAP has had no significant impact for these financial statements on the amounts recorded for income taxes.

Pursuant to the board resolution dated 2 December 2002, the Company had changed its accounting year end from 31 March to 31 December to bring its accounting year end in line with the statutory accounting year end date of the principal subsidiaries of the Company and jointly-controlled entities of the Group in Mainland China.

Consequently, the comparative amounts for the consolidated profit and loss account and related notes are presented for a period of nine months rather than for a period of twelve months as adopted for the accounting year ended 31 December 2003 and accordingly are not comparable with those of the current twelve months accounting period.

(6) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$165,025,000 (nine months ended 31 December 2002: HK$128,080,000) and 1,000,584,000 (nine months ended 31 December 2002: 1,000,584,000) shares in issue during the year/period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2003 is based on the net profit from ordinary activities attributable to shareholders for the year of HK$165,025,000. The weighted average number of ordinary shares used in the calculation is the 1,000,584,000 ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 6,492,898 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

A diluted earnings per share amount for the nine months ended 31 December 2002 has not been disclosed as no diluting events existed during that period.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK7.50 cents (nine months ended 31 December 2002: HK7.50 cents) per share for the year ended 31 December 2003 at the forthcoming Annual General Meeting to be held on Monday, 17 May 2004. The final dividend amounting to HK$75,044,000, if approved by the shareholders, is expected to be paid on or around Monday, 24 May 2004 to those shareholders whose names appear on the Register of Members on Monday, 17 May 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 12 May 2004 to Monday, 17 May 2004, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 11 May 2004.

GROUP RESULTS

In the first half of the year under review, the recovery of the global economy was weighed down by the US-led military attack on Iraq. The epidemic of Severe Acute Respiratory Syndrome ("SARS") in the Mainland China had once turned our retail sales to negative growth. Fortunately the swift ending of the Iraqi War and the prompt containment of SARS attributed to the improvement of our business environment in the second half of the year. During the prevalence of SARS, the market situation was very tough, but our retail operation in China was able to withstand the adversity and to resume positive growth in sales immediately after the subsidence of SARS. The annual growth of retail turnover was kept in double-digit. The Group's retail operation in Australia grew modestly. The stronger global economic rebound in the second half of the year and the further appreciation of Australian dollars did help our performance in Australia. The Group's export business was hinged on the US retail sentiment which turned to be quite buoyant in the second half of the year. However, the increase of our export sales mainly came from non-quota export, and the export price was still under pressure.

During the year under review, the Group had two strategic moves in our retail business. Firstly the Group entered into a joint venture with Quiksilver, Inc., a US listed company, to set up retail chain stores in the Mainland, Hong Kong and Macau to market youthful casual lifestyle apparel. Quiksilver is a trendsetter of youthful casual lifestyle apparel in the US. Their board-riding apparel (skiing, surfing, skating apparel) under the brands of Quiksilver and Roxy rank number one in sales in the US and even worldwide. Another move was the joint venture with the I.T Group to market the Japanese, European and home labels of the I.T Group in the Mainland, Taiwan, and Macau. The I.T Group is one of the most successful agents for European and Japanese apparel fashion in Hong Kong, and is particularly in a leading position in the number of brand names and the turnover of Japanese fashion it markets. Since casual wear emerged on the world fashion stage in the 80's, through the past 20 years of development, it has evolved into casual wear with particular emphasis on personalized lifestyle. This kind of casual lifestyle apparel is getting very popular in the US and Japan, and would have great potential in the Chinese apparel market. Hence, the Group had the two aforesaid strategic moves. The Management believes that through the alliance of the three leading retail operators in American, Japanese, and Chinese apparel, the latest global fashion trends would be most efficiently and effectively introduced to the Chinese customers. On the other hand, such joint ventures would also help the Group to achieve its multi-brand strategy, and further enrich the Group's product varieties and widen its market segment and market share.

In the year under review, the Group's financial position was sound and solid. Inventory level kept on improving. All necessary asset provision had been prudently made. As at 31 December 2003 the net cash in hand amounted to HK$929,582,000 (31 December 2002: HK$659,029,000). The net cash in hand and the available bank facilities equipped the Group with adequate financial resources to undertake business expansion and to meet with challenges arising from any possible adversity. For the financial year ended 31 December 2003, the Group made a profit attributable to shareholders of HK$165,025,000 (nine months ended 31 December 2002: HK$128,080,000) on a turnover of HK$3,310,309,000, (nine months ended 31 December 2002: HK$2,436,567,000) showing an increase of 28.85% and 35.86% respectively when compared with the nine month period in last year.

(a) *Business segments*

	Year ended 31 December 2003			
	Retail operations *HK$'000*	Export operations *HK$'000*	Other operations *HK$'000*	Consolidated *HK$'000*
Segment revenue:				
Sales to external customers	1,836,446	1,266,510	207,353	3,310,309
Other revenue and gains	12,016	42,922	11,403	66,341
Total revenue	1,848,462	1,309,432	218,756	3,376,650
Segment results	164,318	143,988	41,233	349,539
Interest income and unallocated revenue				14,292
Unallocated expenses				(27,014)
Profit from operating activities				336,817
Finance costs				(18,273)
Share of profits and losses of:				
Jointly-controlled entities	–	389	2,696	3,085
Associates	(1,103)	43,684	–	42,581
Profit before tax				364,210
Tax				(106,690)
Profit before minority interests				257,520
Minority interests				(92,495)
Net profit from ordinary activities attributable to shareholders				165,025

	Period from 1 April 2002 to 31 December 2002			
	Retail operations *HK$'000*	Export operations *HK$'000*	Other operations *HK$'000*	Consolidated *HK$'000*
Segment revenue:				
Sales to external customers	1,252,698	981,686	202,183	2,436,567
Other revenue and gains	3,766	29,496	33,365	66,627
Total revenue	1,256,464	1,011,182	235,548	2,503,194
Segment results	113,959	77,781	52,544	244,284
Interest income and unallocated revenue				10,808
Unallocated expenses				(23,453)
Profit from operating activities				231,639
Finance costs				(15,723)
Share of profits and losses of:				
Jointly-controlled entities	–	1,083	1,261	2,344
Associates	–	23,376	–	23,376
Profit before tax				241,636
Tax				(53,194)
Profit before minority interests				188,442
Minority interests				(60,362)
Net profit from ordinary activities attributable to shareholders				128,080

(b) *Geographical location*

	Year ended 31 December 2003						
	Mainland China *HK$'000*	Hong Kong *HK$'000*	United States of America *HK$'000*	Australia and New Zealand *HK$'000*	Canada *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue:							
Sales to external customers	1,315,590	127,696	1,039,061	594,338	78,230	155,394	3,310,309

	Period from 1 April 2002 to 31 December 2002						
	Mainland China *HK$'000*	Hong Kong *HK$'000*	United States of America *HK$'000*	Australia and New Zealand *HK$'000*	Canada *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue:							
Sales to external customers	909,322	119,252	847,147	415,972	48,251	96,623	2,436,567

Profit from operating activities

Profit from operating activities is arrived at after charging/(crediting):

	Year ended 31 December 2003 *HK$'000*	Period from 1 April 2002 to 31 December 2002 *HK$'000*
Depreciation of fixed assets	104,397	79,654
Amortisation of permanent quota	2,030	1,640
Impairment of fixed assets	6,372	3,644
Impairment / (reversal of impairment) of interests in jointly-controlled entities	(300)	4,119

Tax

Hong Kong profits tax has been provided at the rate of 17.5% (nine months ended 31 December 2002: 16%) on the estimated assessable profits arising in Hong Kong during the year/period. The increased Hong Kong profits tax became effective from the year of assessment 2003/2004, and is so applicable to the assessable profits arising in Hong Kong for the whole of the year ended 31 December 2003.

Taxes on profit assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Year ended 31 December 2003 *HK$'000*	Period from 1 April 2002 to 31 December 2002 *HK$'000*
Group:		
Current – Hong Kong		
Charge for the year/period	15,106	12,074
Under/(Over) provision in prior years/period	3,003	(3,054)
Current – Elsewhere	76,708	38,618
Deferred	(269)	1,492
	94,548	49,130
Share of tax attributable to:		
Jointly-controlled entities	294	33
Associates	11,848	4,031
	12,142	4,064
Tax charge for the year/period	106,690	53,194

Dividends

	Year ended 31 December 2003 *HK$'000*	Period from 1 April 2002 to 31 December 2002 *HK$'000*
Interim – HK2.70 cents (nine months ended 31 December 2002: HK2.70 cents) per ordinary share	27,016	27,016
Proposed final – HK7.50 cents (nine months ended 31 December 2002: HK7.50 cents) per ordinary share	75,044	75,044
	102,060	102,060

Retailing

In the year under review, the overall performance of the retail operations was quite satisfactory. The China retail operation was particularly impressive. It not only withstood the impact of SARS, but was able to maintain the growth momentum in double-digit. The front line management and staff were able to take timely and right remedial measures in adversity. Inventory level kept on improving. Inventory turnover days had been reduced to 56 days from 59 days of last period.

The total number of shops in our retail network as at 31 December 2003 was 986 (31 December 2002: 806) including 269 franchised ones (31 December 2002: 158 shops). For the financial year ended 31 December 2003, total retail turnover of HK$1,836,446,000 was registered (nine months ended 31 December 2002: HK$1,252,698,000) showing a rise of 46.60% when compared with the nine month period of previous year. It also accounted for 55.48% of the Group's total turnover.

1. *In Mainland China*

   In the year, the outbreak of SARS in the Mainland and the consequential dumping of excess inventory from other retailers dampened the retail market, and intensified competition. During the prevalence of SARS, customer traffic was thin and the drop of sales was substantial in the first tier cities such as Beijing and Shanghai. The front line Management and staff made the right measures at the right time. On the one hand they took all possible hygiene measures to keep our shops clean and our staff healthy. On the other hand they made every endeavour to prepare for the business development work after the subsidence of SARS. Besides, focus was shifted to the business in the second and third tier cities as most of the consumers at that time preferred to stay and shop in their own cities. Sales in those cities during the SARS period increased instead of decreased. Thus, our total sales during the most critical period of SARS in April and May were down by only 10% and 15% respectively. Positive growth in sales was registered right after the containment of SARS. Growth momentum had rebounded back to double-digit since October. In this financial year, the retail turnover in the Mainland amounted to HK$1,251,322,000 (nine months ended 31 December 2002: HK$840,610,000) representing an increase of 48.86% when compared with the nine month period of previous year.

   On 31 December 2003, the retail network in the Mainland comprised 773 shops (31 December 2002: 633 shops) including 263 franchised shops (31 December 2002: 152 shops). Together with the 30 shops under the joint venture with the I.T Group, the retail network of the Group in the Mainland reached 803 shops.

2. *In Australia*

   During the year, business in Australia was stable. The Management endeavoured to improve the efficiency along the supply chain so as to enhance the product quality, lower the product cost, raise the inventory turnover rate to reduce the inventory carrying cost and risks. Besides, tailored-made product mix was set for individual stores, and was well accepted by customers. In this financial year, the rise in turnover came mainly from same store sales. The Management opted for using the additional purchasing power arising from the appreciation of Australian dollars to improve the quality of our products, as a way to raise the brand image and to fulfil our commitment of offering good value for money for our customers.

   The total retail sales in Australia for the financial year ended 31 December 2003 amounted to HK$585,124,000 (nine months ended 31 December 2002: HK$412,088,000) representing a rise of 41.99% when compared with the nine month period of last year. The Australian retail network comprised 183 shops (31 December 2002: 173 shops) including 6 franchised ones (31 December 2002: 6 shops).

Export

The retail market in North America was rather sluggish in the first half of the year, but turned buoyant in the second half when the economic recovery gained momentum. As this economic rebound did not create the expected improvement in the job market, retailers were very cautious in their purchases. Our export pricing was therefore still under considerable pressure. The Management worked very hard in streamlining the production process to enhance the efficiency and manufacturing versatility. Due to the rise of non-quota export, the total turnover of our export operation increased to HK$1,266,510,000 (nine months ended 31 December 2002: HK$981,686,000) representing a growth of 29.01% when compared with the nine month period of last year.

Other Businesses

Among other businesses, trading of fabric was the main operation. In the year under review, a turnover of HK$207,353,000 (nine months ended 31 December 2002: HK$202,183,000) was recorded representing a rise of 2.56% when compared with the nine month period of last year.

FINANCIAL POSITION

The Group's financial position kept improving during the year under review. Both net cash in hand and inventory were at very healthy level at the year end.

During the year, the Group entered into foreign currency forward contracts to mainly hedge the currency risk in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 31 December 2003, the said contingent liabilities were HK$7,537,000 (31 December 2002: HK$35,479,000).

HUMAN RESOURCES

As at 31 December 2003, the Group's total number of employees was about 28,000. The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's performance and individual performance.

SOCIAL RESPONSIBILITY

We firmly believe that searching for profit maximization and discharging of social responsibility are compatible. On top of fair and reasonable compensation and benefits, the Group also provides members of our staff with opportunity to learn and develop. In all of our production bases, factory managers have to comply strictly with the Management's guidelines and regulations on working conditions, wages, working hours, discrimination, child labour and environmental requirements. With the charitable foundation set up by the Management and the voluntary participation from our staff, we provide medical and health care, scholarships, educational facilities and other services to the needy ones and in particular to children and youths. To the people suffering from natural disasters, we also provide nourishment food and shelter. Our staff is encouraged to live up to the traditional ethical values, which are applicable to our business as well as our being. Only by upholding these basic values, the Group and our staff are able to grow healthily.

PROSPECTS

Looking forward to the ensuing year, the Management takes a cautious but optimistic view. Year 2004 is an election year. The outcomes of the elections in Taiwan, Australia and the US may affect the Group's business environment. Macro economic conditions in election year are usually better. However, the present economic recovery in terms of job creation is lagging behind expectation. The retail market in the US may not be too buoyant, but the general market condition should still be good.

The Group's retail business should have a relatively better performance. The Australian retail operations will have a steady development and as usual provide the Group with stable profit contribution. In the coming year, the Chinese Government may cause banks to tighten credits extended to certain over stretched sectors, but it is believed that the improving macro economy would not be affected. Therefore, the 2004 retail market in China is still quite promising. The Management will take a more aggressive approach in expanding its China retail operations and will focus on raising the brand image and enlarging the market share.

In February 2004, the first Quiksilver shop under the joint venture company commenced business in Shanghai. In March, two more retail shops were set up in Hong Kong. As planned, the number of shops is expected to increase to 5 or 10 by the end of this year. The joint venture company will actively sponsor youth activities such as board-riding competitions to promote the brands under Quiksilver, Inc in the China market.

The retail network under the joint venture company with I.T Group comprises 30 stores stretching over Beijing, Shanghai, Guangzhou and the other first tier cities. It is expected that the number of shops will increase to 80 or 100 by the end of this year. In this year, the Management is also prepared to build a network in Taiwan to market the popular brands under the I.T Group. The total number of shops under the joint venture company is expected to reach 150 to 200 in the first three years.

In the absence of major unforeseeable adverse changes, the Management has confidence to have better Group results in 2004.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on Monday, 17 May 2004. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting of the Company which is expected to be published on or around Tuesday, 20 April 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in respect of final results will be published on the Stock Exchange's website in due course.

By Order of the Board
Charles Yeung, J.P.
Chairman

Hong Kong, 6 April 2004

GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）
（於百慕達註冊成立之有限公司）

截至二零零三年十二月三十一日止年度
業績公佈

業績

旭日企業有限公司（「本公司」）董事局欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零三年十二月三十一日止年度之經審核綜合業績，及截至二零零二年十二月三十一日止九個月之比較數字如下：

	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
營業額	(2)	3,310,309	2,436,567
銷售成本		(1,858,585)	(1,423,002)
毛利		1,451,724	1,013,565
其他收入及收益		80,633	77,435
銷售及分銷成本		(659,024)	(470,415)
行政費用		(440,901)	(316,790)
其他經營費用		(95,615)	(70,615)
出售附屬公司之虧損		–	(1,541)
經營業務溢利	(3)	336,817	231,639
融資成本		(18,273)	(15,723)
應佔溢利及虧損：			
共同控制公司		3,085	2,344
聯營公司		42,581	23,376
除稅前溢利		364,210	241,636
稅項	(4)	(106,690)	(53,194)
未計少數股東權益前溢利		257,520	188,442
少數股東權益		(92,495)	(60,362)
股東應佔日常業務純利		165,025	128,080
股息	(5)	102,060	102,060
轉撥往不可分派儲備		87	237
		港仙	港仙
每股盈利			
基本	(6a)	16.49	12.80
攤薄後	(6b)	16.39	不適用

附註

(1) 主要會計政策及編製基準

本財務報表乃按照香港會計實務準則（"會計準則"）、香港公認之會計原則及香港公司條例之披露要求編製。

會計準則第12號「所得稅」已被修訂及首次適用於本年度財務報表。此會計準則訂明會計基準，以計算按本期間之應課稅溢利或虧損而導致應付或可收回所得稅（即期稅項）；以及主要由於應課稅及可扣減之暫時性時差與結轉未動用稅務虧損而導致未來期間之應付或可收回所得稅（遞延稅項）。

經修訂之會計準則對本財務報表之稅項並無重大影響。

根據二零零二年十二月二日之董事局議決，本公司會計年度結算日已由三月三十一日更改為十二月三十一日，更改會計年度結算日是為了配合本公司於中國內地成立之主要附屬公司及共同控制公司之法定年結日。

因此合併損益表及相關附註之比較金額只呈列九個月之數字，而非截至二零零三年十二月三十一日止年度十二個月數字，故此不可與本年度所示十二個月金額作比較。

(2) 分類資料

(a) *業務分類*

	截至二零零三年十二月三十一日止年度 零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	合併 港幣千元
分類收入：				
向外間顧客銷貨	1,836,446	1,266,510	207,353	3,310,309
其他收入及收益	12,016	42,922	11,403	66,341
總收入	1,848,462	1,309,432	218,756	3,376,650
分類業績	164,318	143,988	41,233	349,539

(5) 股息

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
中期－每股普通股2.70港仙（截至二零零二年十二月三十一日止九個月：2.70港仙）	27,016	27,016
擬派發末期－每股普通股7.50港仙（截至二零零二年十二月三十一日止九個月：7.50港仙）	75,044	75,044
	102,060	102,060

(6) 每股盈利

(a) *每股基本盈利*

每股基本盈利乃根據截至二零零三年十二月三十一日止年度之股東應佔日常業務純利165,025,000港元（截至二零零二年十二月三十一日止九個月：128,080,000港元）及於年／期內已發行股份1,000,584,000股（截至二零零二年十二月三十一日止九個月：1,000,584,000股）計算。

(b) *每股攤薄盈利*

截至二零零三年十二月三十一日止年度之每股攤薄盈利乃根據年內股東應佔日常業務純利165,025,000港元計算。計算時所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股數目1,000,584,000股，與假設年內所有購股權被行使而無償發行的普通股加權平均數6,492,898股之總和。

由於截至二零零二年十二月三十一日止九個月期間未有攤薄事項發生，故並無呈列該期間之每股攤薄盈利。

股息

董事局已議決向股東建議派發截至二零零三年十二月三十一日止年度末期股息每股7.50港仙（截至二零零二年十二月三十一日止九個月：7.50港仙）。末期股息總額為75,044,000港元；須經由股東在二零零四年五月十七日（星期一）舉行之股東週年大會上批准。倘獲股東通過，末期股息預期約於二零零四年五月二十四日（星期一）派發予二零零四年五月十七日（星期一）登記於股東名冊之股東。

暫停辦理股份過戶登記手續

本公司將由二零零四年五月十二日（星期三）至二零零四年五月十七日（星期一）止（首尾兩天包括在內）暫停辦理股份過戶登記手續。為獲派擬派之末期股息，所有股份過戶文件連同有關股票必須於二零零四年五月十一日（星期二）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）登記。

集團業績

在回顧的財政年度內，上半年受到美、伊戰爭的影響，世界經濟復甦力度疲軟，而集團之主要市場亦受到「非典」疫症蔓延的沖擊，使中國零售業務銷售額曾一度出現負增長。幸好美、伊戰爭迅速結束，而「非典」亦在較短時間內受控，故此集團的營商大環境在下半年度得以改善。在「非典」期間，雖然客觀環境十分嚴峻，但真維斯中國業務卻表現了強韌的抗跌能力，並在疫情受控後，銷售立即重拾升軌，全年銷售額仍保有雙位數的增幅。澳洲零售業務全年平穩增長，下半年隨著世界經濟復甦力度加強而有較好表現。加上澳元匯價節節上升，對其業績亦有一定幫助。出口業務主要受美國零售市道所影響，當地零售氣氛下半年相對轉佳，但今年的增長主要是來自非配額出口的增加，而出口單價仍然受壓。

期內集團有兩項主要的零售策略行動，一是與美國上市公司Quiksilver, Inc.組成聯營公司進軍中國成衣零售市場，包括香港及澳門。Quiksilver, Inc.是美國街頭文化服飾潮流的領導者，其名下品牌男裝Quiksilver及女裝Roxy板服（滑浪、滑板、滑雪服）銷售量在美國乃至世界均是第一。另一項是與香港I.T集團合作，合組聯營公司將I.T集團名下歐、日及自創品牌，拓展至中國大陸、澳門及台灣的零售市場。I.T集團是香港代理日本、歐洲時裝最成功的公司之一，特別其代理日本時裝，在品牌及銷售數量上均是香港市場第一。是次策略行動是管理層有鑒於服裝潮流由八十年代休閒服的崛起，經過二十年的發展，已逐漸走向更著重個人特色的街頭文化服飾。這種凸顯個性和風格的街頭文化服飾在美國和日本已非常流行，相信在中國內地市場亦有很大的潛力。管理層希望藉著這中、美、日的強強聯盟、優優結合；一方面可以更快、更清晰地將世界街頭文化休閒服飾的新潮流介紹予中國消費者，從而拉近國內與世界時裝潮流的距離及時差。另一方面更希望藉此而落實集團多品牌的零售策略，從而豐富商品種類和檔次，達致擴大集團所佔市場份額的目的。

回顧期內，集團財政實力繼續維持在良好狀態，存貨水平亦在進一步改善中，對不明朗資產之價值，管理層亦以穩健的取態作出適當的撥備。二零零三年十二月三十一日，手上淨現金增至929,582,000港元（二零零二年十二月三十一日：659,029,000港元），加上未動用的銀行信貸額，相信集團有足夠的財力資源，進一步大力擴展業務及應付市場可能突然逆轉的沖擊。截至二零零三年十二月三十一日止的財政年度內，集團綜合營業額達3,310,309,000港元（截至二零零二年十二月三十一日止九個月：2,436,567,000港元），而股東應佔純利為165,025,000港元（截至二零零二年十二月三十一日止九個月：128,080,000港元），對比去年九個月分別上升了35.86%及28.85%。

業務回顧

零售業務

在回顧期間，零售業務成績不錯，尤以中國零售業務表現較為可喜，不但經得起「非典」的考驗，並且保持了銷售增長的勢頭。其間前線負責人，面對非常環境，仍然沉穩幹練應變得宜。存貨水平持續改善，存貨可供銷售日從去年的59日，進一步改善至56日。

分類業績				
利息收入及未分配收入				14,292
未分配費用				(27,014)
經營業務溢利				336,817
融資成本				(18,273)
應佔溢利及虧損：				
共同控制公司	—	389	2,696	3,085
聯營公司	(1,103)	43,684	—	42,581
除稅前溢利				364,210
稅項				(106,690)
未計少數股東權益前溢利				257,520
少數股東權益				(92,495)
股東應佔日常業務純利				165,025

二零零二年四月一日至二零零二年十二月三十一日

	零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	合併 港幣千元
分類收入：				
向外間顧客銷貨	1,252,698	981,686	202,183	2,436,567
其他收入及收益	3,766	29,496	33,365	66,627
總收入	1,256,464	1,011,182	235,548	2,503,194
分類業績	113,959	77,781	52,544	244,284
利息收入及未分配收入				10,808
未分配費用				(23,453)
經營業務溢利				231,639
融資成本				(15,723)
應佔溢利及虧損：				
共同控制公司	—	1,083	1,261	2,344
聯營公司	—	23,376	—	23,376
除稅前溢利				241,636
稅項				(53,194)
未計少數股東權益前溢利				188,442
少數股東權益				(60,362)
股東應佔日常業務純利				128,080

(b) *地區分類*

截至二零零三年十二月三十一日止年度

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	1,315,590	127,696	1,039,061	594,338	78,230	155,394	3,310,309

二零零二年四月一日至二零零二年十二月三十一日

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	909,322	119,252	847,147	415,972	48,251	96,623	2,436,567

(3) 經營業務溢利

經營業務溢利已扣除／(計入)下列各項：

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
固定資產折舊	104,397	79,654
永久配額攤銷	2,030	1,640
固定資產減值	6,372	3,644
共同控制公司減值／(返還減值)	(300)	4,119

(4) 稅項

香港利得稅乃根據本年／期間源自香港之估計應課稅溢利按稅率17.5%(截至二零零二年十二月三十一日止九個月：16%)作出撥備。年內新增之香港利得稅率於二零零三／二零零四課稅年度生效，故適用於截至二零零三年十二月三十一日止年度源自香港之應課稅溢利。

其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
本集團：		
本年－香港		
年／期內支出	15,106	12,074
過往年度／期間撥備不足／(超額撥備)	3,003	(3,054)
本年－其他地區	76,708	38,618
遞延	(269)	1,492
	94,548	49,130
應佔稅項：		
共同控制公司	294	33
聯營公司	11,848	4,031
	12,142	4,064
本年度／期間稅項支出	106,690	53,194

集團零售網絡在二零零三年底時，有店舖986間(二零零二年十二月三十一日：806間)，其中包括特許經銷店269間(二零零二年十二月三十一日：158間)。截至二零零三年十二月三十一日止的財政年度，集團零售業務錄得總銷售額達1,836,446,000港元(截至二零零二年十二月三十一日止九個月：1,252,698,000港元)，對比去年九個月上升了46.60%，佔集團綜合營業額的55.48%。

1. *在中國內地*

期內中國零售市場先受到「非典」的沖擊，繼而部份競爭對手趁市道恢復活躍時，大幅削價清理過剩存貨，市道因此而蒙受影響，競爭更趨熾熱。「非典」期間北京、上海等大城市人流稀少，當地銷售跌幅頗鉅，猶幸管理層及前線員工應變得宜，齊心協力一方面嚴格執行店舖環境衛生管理及貫徹保障員工的健康措施；另方面，全體積極部署疫症過後的拓展工作。此外，口岸負責人亦將主力從一線城市移至二、三線城市，以捕捉市民留在當地消費的商機。故此「非典」期間，部份二、三線口岸銷售額不跌反升，使中國真維斯整體銷售，在疫情最嚴峻的四月及五月亦只下跌10%及15%。隨著疫症受控後，銷售立即回復正增長，至十月時，銷售增長幅度已回復年初時的雙位數。全年中國零售業務銷售總額達1,251,322,000港元(截至二零零二年十二月三十一日止九個月：840,610,000港元)，對比去年九個月，上升了48.86%。

在二零零三年十二月三十一日，真維斯在中國有店舖773間(二零零二年十二月三十一日：633間)，其中包括特許經銷店263間(二零零二年十二月三十一日：152間)。加上與I.T集團聯營公司名下的30間，集團在中國的零售網絡共有店舖803間。

2. *在澳洲*

期內澳洲零售業務表現平穩，管理層繼續在供應鏈各環節上努力，以提高貨品質量，降低來貨成本，同時力求加快存貨流轉率，以減低庫存成本與風險。按不同店舖需要，調整配貨組合，經落實後，深受顧客歡迎。期內銷售升幅，主要是來自同店舖銷售增長。期間澳元匯價節節上升，管理層堅持將上升了的澳元購買力用以進一步改善商品的質量，藉此提高真維斯品牌的形像，貫徹為顧客提供物超所值的承諾。

截至二零零三年十二月三十一日止的財政年度，錄得銷售額達585,124,000港元(截至二零零二年十二月三十一日止九個月：412,088,000港元)，相比去年九個月上升了41.99%。澳洲零售網絡有店舖183間(二零零二年十二月三十一日：173間)，其中包括6間特許經銷店(二零零二年十二月三十一日：6間)。

出口業務

二零零三年北美零售市道，上半年相對較為呆滯，下半年隨著經濟復甦力度加大而轉趨暢旺。但由於是次經濟復甦，在創造就業職位上，遠遜市場預期，故北美零售商購貨態度依然十分審慎，出口單價仍有一定壓力。管理層及有關員工努力不懈以提高生產效率，簡化生產流程及加強生產靈活性，並增加了非「配額」出口量，故二零零三年度出口銷售總額增至1,266,510,000港元(截至二零零二年十二月三十一日止九個月：981,686,000港元)，與去年九個月相比增長了29.01%。

其他業務

其他業務主要為布匹買賣。在回顧的年度內，共錄得銷售額207,353,000港元(截至二零零二年十二月三十一日止九個月：202,183,000港元)，與去年九個月相比，上升了2.56%。

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

於回顧期內，本集團亦有訂立外匯期貨合約，主要用以鎖定澳元收入之匯兌風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零三年十二月三十一日，該項或然負債是7,537,000港元(二零零二年十二月三十一日：35,479,000港元)。

人力資源

於二零零三年十二月三十一日，本集團之僱員總數約28,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

社會責任

我們深信為股東爭取最高利潤的同時，亦應對社會盡責。集團除對員工提供合理的薪酬及福利外，更給予員工學習、成長的機會。集團轄下各個生產基地及口岸的負責人，均須嚴格依循管理層訂下有關生態環境的維護、最低薪酬與工時的規限、不能有性別、種族及宗教等歧視及決不僱用童工等要求與守則。透過管理層成立的慈善基金及員工的自發參與，我們大力支持貧困地區的醫療與保健及教育工作，包括捐贈藥物、設立獎學金，興建校舍等教育設施及其他專為有需要的青少年而提供的服務。遇有自然災禍時，亦盡力為災民提供救急食品、藥物及住房。管理層與各員工均互勉信守傳統的基本道德價值，並堅信營商與做人均要有為有守，循善道而行，企業與員工才能健康成長。

展望

展望下年度，管理層持審慎而樂觀的態度。二零零四年是大選年，美國、台灣和澳洲的大選所帶來的變數，均有可能影響集團的營商環境。希望一如過往，大選年的宏觀經濟通常是比較好的。但現今的經濟復甦在創造就業方面卻不太理想，美國零售升幅或不會太大，但市道應仍繼續暢旺。

集團零售業務相信將有較佳表現，其中澳洲零售業務將繼續平穩發展，為集團提供穩定的盈利貢獻。中國政府今年或將收緊對個別過度發展行業的信貸，但相信不會影響宏觀經濟發展的勢頭，故二零零四年的零售市道仍令人樂觀。管理層亦將以較進取的態度發展中國零售業務，繼續努力提升真維斯品牌的形像，擴大已有的市場份額。

與Quiksilver, Inc.合作聯營公司的第一間店舖，在二零零四年二月已在上海開業，三月時在香港亦開設了2間店舖。按原定計劃二零零四年底前將開店5至10間。聯營公司將積極贊助滑板比賽等青年活動，從而提升Quiksilver, Inc.名下品牌的知名度。

與I.T集團的聯營公司在北京、上海、廣州等地已有店舖30間，年底可望增至80至100間。預計首三年內，店舖數目將有150至200間。管理層亦積極計劃在二零零四年內，將I.T集團旗下品牌銷售至台灣。

如無不可逆料的重大事故，管理層有信心集團二零零四年的業績能進一步提升。

股東週年大會

本公司擬於二零零四年五月十七日(星期一)舉行二零零四年股東週年大會，詳情請參閱預期於二零零四年四月二十日(星期二)或該日左右刊登之股東週年大會通告。

購買、出售或贖回本公司之上市證券

本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

在聯交所網頁刊登資料

本公司將於稍後在香港聯合交易所有限公司(「聯交所」)網頁上刊登載有聯交所證券上市規則附錄十六所規定之業績資料。

承董事局命
楊釗太平紳士
董事長

香港，二零零四年四月六日

香港版 中国日報
CHINA DAILY · HONG KONG EDITION
THURSDAY APRIL 22, 2004

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Ballroom B, Level 2, Langham Hotel, 8 Peking Road, Tsimshatsui, Kowloon, Hong Kong on Monday, 17 May 2004 at 3:30 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2003.
2. To declare the final dividend for the year ended 31 December 2003.
3. To elect directors and to fix the directors' remuneration.
4. To appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

(A) "THAT:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(f) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to the Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(iii) (a) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(b) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(B) "THAT:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

SPECIAL RESOLUTION

(D) "THAT the bye-laws of the Company be amended as follows:

(I) By inserting the following new definition of "associate" before the definition of "Auditors" in Bye-law 1:

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange."

(II) By deleting the words "a recognized clearing house within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) or" from the definition of "Clearing House" in Bye-law 1.

(III) By inserting the following new definition of "Designated Stock Exchange" immediately after the definition of "debenture" and "debenture holder" in Bye-law 1:

""Designated Stock Exchange" a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company."

(IV) By inserting the following as new Bye-law 89(C):

"(C) Where the Company has knowledge that any member is, under the rules of the stock exchange in Hong Kong, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(V) By deleting the existing Bye-laws 109(B)(ii) and (iii) in their entirety and replacing therewith the following new Bye-law 109(B)(ii) and (iii):

"(ii) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving of any contract or arrangement or any other proposal in which he or any of his associate is materially interested, but this prohibition shall not apply to any of the following matters namely:

(a) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which

(c) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(VI) By deleting the words "at least seven days before the date of the general meeting. The latest date for lodgment of the said notices shall be not more than seven days before the date of such general meeting." at the end of Bye-law 115 and replacing therewith the following proviso:

"provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(VII) By deleting the word "special" and replacing therewith the word "ordinary" in Bye-law 116.

6. To transact any other ordinary business of the Company.

By Order of the Board
Liu Cheung Yuen
Company Secretary

Hong Kong, 22 April 2004

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Wednesday, 12 May 2004 to Monday, 17 May 2004, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 11 May 2004.

4. Pursuant to Bye-law 110(A) of the Company's bye-laws, Mr. Wong Man Kong, Peter and Ms. Cheung Wai Yee will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Wong Man Kong, Peter and Ms. Cheung Wai Yee are disclosed in the sections headed "Directors' and senior management's biographies" and "Directors' interests in securities" in the Company's annual report for 2003.

5. In relation to Resolution 5(D), the reason for the amendments to the Company's bye-laws is to bring the bye-laws in line with certain changes to the Securities and Futures Ordinance which came into effect on 1 April 2003 and certain changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31 March 2004. The amendments include (i) revision of references to the recognized clearing house; (ii) period within which a notice for election of director must be given; (iii) circumstances where a director has material interest and hence shall not vote; and (iv) circumstances where votes of a member will not be counted.

6. Pursuant to the Company's bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:

Mr. Charles Yeung, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman and Ms. Cheung Wai Yee

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)
(於百慕達註冊成立之有限公司)

股東週年大會通告

茲通告旭日企業有限公司(「本公司」)訂於二零零四年五月十七日(星期一)下午三時三十分假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會B廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及採納截至二零零三年十二月三十一日止年度之財務報表及董事局報告與核數師報告。
2. 宣派截至二零零三年十二月三十一日止年度之末期股息。
3. 選舉董事並釐定董事酬金。
4. 聘任核數師，並授權董事局釐定其酬金。
5. 作為特別事項，分別考慮及酌情通過(不論有否修訂)下列決議案為普通決議案及特別決議案：

普通決議案

(A) 「動議：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後，行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過：(aa)本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb)(如本公司董事局已由本公司股東於另一普通決議案授權)本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(b) 就董事或其聯繫人士本身個別或共同根據保證或賠償保證或作出擔保已承擔全部或部份責任之本公司或任何附屬公司之債項或債務，向第三者發出擔保或賠償保證之任何合約或安排；

(c) 建議發售本公司或任何本公司發起或擁有權益之其他公司之股份或債券或其他證券以供認購或購買而該董事或其聯繫人士因參與上述發售之包銷或分包銷而涉及或將會涉及利益之任何合約或安排；

(d) 該董事或其聯繫人士僅因為擁有本公司股份或債券或其他證券之權益而與其他本公司股份或債券或其他證券之持有人以相同方式涉及利益之任何合約或安排；

(e) 有關該董事或其聯繫人士僅以主管或行政人員或股東身份直接或間接擁有權益之任何其他公司之任何合約或安排，惟不包括該董事或其聯繫人士實益擁有(或該董事或其聯繫人士透過其擁有權益之第三者公司擁有)任何類別已發行股份或投票權百分之五(5%)或以上之公司；

(f) 建議採納、修訂或實行與本公司或其任何附屬公司之董事、其聯繫人士及僱員有關之購股權計劃、退休金或退休福利、身故或傷殘福利計劃或其他安排，且並無為任何董事或其聯繫人士提供上述計劃或基金之相關人士一般無權享有之特權或優惠；

(iii) (a) 倘若當董事及／或其聯繫人士直接或間接持有或實益擁有(或透過其擁有權益之第三者公司擁有)有關公司之任何類別股本或有關公司股東可享有之任何類別股份投票權百分之五(5%)或以上之權益，則該公司將被視為由該董事及／或其任何聯繫人士擁有百分之五(5%)或以上權益。就本段而言，並不計算董事作為受託人或託管人所持有而本身並無實益之任何股份、信託所包含之股份(而董事所擁有信託之權益在若干其他人士有權收取相關信託收入之情況下須歸還或屬於剩餘權益者)及董事僅以單位持有人身份擁有權益之法定單位信託計劃所涉及之股份。

(b) 倘個別董事及／或其聯繫人士持有百分之五(5%)或以上權益之公司於交易中涉及重大利益，則該董事及／或其聯繫人士亦將被視為在該交易中涉及重大利益。

(c) 倘在任何董事會議上提出董事(會議主席除外)是否涉及重大利益或任何董事(會議主席除外)是否有權投票之問題，且並無因該董事主動同意放棄投票而解決，則由會議主席裁決，而對有關董事之裁決為最終決定，惟該董事並無向董事會公平披露已知悉所擁有權益之性質或程度則除外。倘在董事會議上提出涉及會議主席的相同問題，則須由董事會集體決議(主席不得就有關議題投票)，而有關決議為最終決定，惟該主席並無向董事會公平披露已知悉所擁有權益之性質或程度之情況則除外。」

(B) 「動議：

(I) 在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「動議授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案5(A)(I)分段，有關本公司之股本決議案(III)(bb)分段所言之權力。」

特別決議案

(D) 「動議本公司之公司細則作出以下修改：

(I) 在公司細則第1條「審計師」釋義前加入下列「聯繫人士」之新釋義：

「「聯繫人士」 指 指定證券交易所規則所定義者。」

(II) 刪除公司細則第1條「結算所」之釋義內「香港證券及期貨(結算所)條例(香港法例第420章)第2條所界定之認可結算所或」等字眼。

(III) 緊隨公司細則第1條「債券」及「債券持有人」之後，加入下列「指定證券交易所」之新釋義：

「「指定證券交易所」 指 就公司法而言，指一個經指定之證券交易所，而本公司股份在該證券交易所上市或掛牌，而於該個經指定之證券交易所上市或掛牌乃視為本公司股份之第一上市地。」

(IV) 加入下列全新公司細則第89(C)條：

「(C) 倘若股東根據香港交易所之上市規則須放棄就個別決議案投票或受限制僅可就個別決議案投贊成或反對票，則該股東自行或由代表作出違反上述規定或限制之投票不予計算。」

(V) 刪除公司細則第109(B)(ii)及(iii)條全文，以下列新公司細則第109(B)(ii)及(iii)條取代。

「(ii) 董事不得就有關本身或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不會計入法定人數)，惟該限制並不適用於下列事項：

(a) 就該董事或其聯繫人士應本公司或任何附屬公司要求或為本公司或任何附屬公司之利益所借出之款項或所產生或承擔之責任向該董事或聯繫人士提供擔保或賠償保證之任何合約或安排；

(VI) 刪除公司細則第115條最後一句「舉行股東大會前不少於七(7)天。遞交通知的最後日期，不能遲於該大會前七(7)天」等字眼，以下列條文取代：

「惟通知期須不少於七(7)天，而遞交通知之有關期限不得早於寄發為有關選舉所召開股東大會通告之翌日開始，且不遲於該大會前七(7)天終止。」

(VII) 刪除公司細則第116條「特別」一詞，以「普通」一詞取代。

6. 處理本公司任何其他普通事項。

承董事局命
廖祥源
公司秘書

香港，二零零四年四月二十二日

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零四年五月十二日(星期三)起至二零零四年五月十七日(星期一)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零四年五月十一日(星期二)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

4. 根據本公司之公司細則第110(A)條，王敏剛先生及張慧儀女士將於本屆股東週年大會輪席告退，並合資格膺選連任。有關王敏剛先生及張慧儀女士之資料及簡歷，詳見本公司2003年年報之《董事及高級管理人員簡歷》及《董事於證券之權益》。

5. 有關本決議案5(D)項，修改本公司細則之原因是為配合於2003年4月1日生效的證券及期貨條例及於2004年3月31日生效的香港聯合交易所有限公司證券上市規則。該等修訂包括(i)指定證券交易所之參照修訂；(ii)提呈選舉董事通告的期限；(iii)董事擁有重大權益因而不可投票；及(iv)股東的投票不予計算的有關情況。

6. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

於本公佈日期，本公司之董事為：

執行董事：

楊釗先生、楊勳先生、楊浩先生、鮑仕基先生、許宗盛先生及張慧儀女士

獨立非執行董事：

王敏剛先生及劉漢銓先生

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee
*Mr. Wong Man Kong, Peter, B.B.S., J.P.
*Mr. Lau Hon Chuen, Ambrose, G.B.S., J.P.

**Independent non-executive Director*

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

22 April 2004

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

Explanatory Statement in relation to the Repurchase Mandate (as hereinafter defined) and amendments to the Company's Bye-laws

This is an explanatory statement given to all the shareholders of Glorious Sun Enterprises Limited (the "Company") relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities ("Repurchase Mandate") and a special resolution to approve the amendments to the Company's Bye-laws (the "Bye-laws") to be proposed at the annual general meeting of the Company to be held on Monday, 17 May 2004.

(A) REPURCHASE MANDATE

(i) Share Capital

As at 19 April 2004, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,000,584,000 shares of HK$0.10 each, all of which are fully paid ("Shares"). As at such date, there were outstanding share options granted under the Company's share option scheme entitling holders thereof to subscribe for an aggregate of 76,474,000 Shares at subscription prices ranging from HK$1.80 to HK$2.876 per Share (subject to adjustment).

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 100,058,400 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the year ended 31 December 2003 contained in the Company's 2003 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

(iv) **Share Prices**

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2003		
April	1.890	1.560
May	1.970	1.680
June	1.970	1.780
July	2.375	1.870
August	2.425	2.150
September	2.650	2.025
October	2.600	2.100
November	2.850	2.325
December	2.825	2.600
2004		
January	3.050	2.500
February	3.000	2.650
March	2.875	2.600

(v) **General**

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the memorandum of association and bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate. Accordingly, the Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any repurchases made pursuant to the Share Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(B) AMENDMENTS OF THE BYE-LAWS

In view of the commencement of the Securities and Futures Ordinance ("SFO") on 1 April 2003 and the changes to the Listing Rules which took effect on 31 March 2004, the Directors propose to make certain amendments to the Bye-laws in compliance with the amended provisions of Appendix 3 to the revised Listing Rules and at the same time bring the Bye-laws up to date with the SFO. Extract of the amendments are as follows:

(i) revise the references to the recognised clearing house in accordance with the SFO;

(ii) require that the minimum seven-day period for lodgment by shareholders of the notice to nominate a director to commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(iii) prohibit directors from voting at and being counted towards the quorum of the board meeting on any matter in which any of his associates has a material interest; and

(iv) exclude the votes cast by a shareholder in contravention of a requirement or restriction under the revised Listing Rules.

(C) RECOMMENDATION

The Directors consider that the approval of Repurchase Mandate and the proposed amendments to the Bye-laws are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate and the special resolution relating to the amendments to the Bye-laws to be proposed at the annual general meeting of the Company.

Yours faithfully,
Mr. Charles Yeung, J.P.
Chairman

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

RECEIVED
2004 MAY -5 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form of proxy for use at the Annual General Meeting to be held on Monday, 17 May 2004 at 3:30 p.m.

No. of shares to which this form of proxy relates (note 1)	

I/We (note 2), ______________________________

of ______________________________

being the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint (note 3) the Chairman of the Meeting or failing him ____________ of ______________________________

____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Ballroom B, Level 2, Langham Hotel, 8 Peking Road, Tsimshatsui, Kowloon, Hong Kong on Monday, 17 May 2004 at 3:30 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated (note 4):–

	AS ORDINARY RESOLUTIONS	FOR (note 4)	AGAINST (note 4)
1.	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.		
2.	To declare the final dividend for the year ended 31 December 2003.		
3.	(a) (i) To elect Mr. Wong Man Kong, Peter as a Director.		
	(ii) To elect Ms. Cheung Wai Yee as a Director.		
	(b) To fix the Directors' remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		
	AS A SPECIAL RESOLUTION	**FOR (note 4)**	**AGAINST (note 4)**
	(d) To amend the bye-laws of the Company.		

Dated this ____________ day of ____________ 2004.

Signature (note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

董事：
楊　釗太平紳士*（董事長）*
楊　勳先生*（副董事長）*
楊　浩先生
鮑仕基先生
許宗盛先生
張慧儀女士
*王敏剛　銅紫荊星章、太平紳士
*劉漢銓　金紫荊星章、太平紳士

**獨立非執行董事*

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

有關回購授權
（按下文所定義）及
修訂本公司之公司細則之說明文件

本說明文件乃發給旭日企業有限公司（「本公司」）全體股東，就有關本公司將於二零零四年五月十七日（星期一）舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券（「回購授權」）及一項特別決議案以修訂本公司之公司細則（「公司細則」）。

(A) 回購授權

(i) 股本

於二零零四年四月十九日(即本文件付印前之最後實際可行日期，「最後實際可行日期」)，本公司已發行股本為1,000,584,000股每股面值0.10港元之股份，全部均已繳足股款(「股份」)。於同日，本公司尚有根據本公司購股權計劃授出而尚未行使之認股權，該等購股權賦予其持有人權利可按每股1.80港元至2.876港元之認購價(可予調整)認購合共76,474,000股股份。

在批准回購授權之普通決議案獲通過之條件下，並按照於股東週年大會前不會進一步發行或購回股份之基準，本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達100,058,400股股份。

(ii) 購回證券之理由

董事局相信股東授予董事局一般性權力以便於市場購回股份，乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定，購回證券可提高每股股份之資產淨值及／或盈利及／或股息。

(iii) 購回證券之資金

購回證券必須以根據公司的組織文件及百慕達法例，可依法撥作此用途之資金進行(即所購回股份之已繳股本；或本公司原可供派息或分派之資金；或就集資購回證券而新發行股份所得之款項)。於一項購買中，任何超逾將予購買股份面值之溢價，必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供；預期任何購回證券所需資金將由此等資金來源提供。

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響，則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響(相對於本公司二零零三年度年報所載截至二零零三年十二月三十一日止年度經審核財務報表所披露之狀況而言)。

(iv) 股份價格

股份於最後實際可行日期前十二個月期間，每月在香港聯合交易所有限公司(「聯交所」)之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零三年		
四月	1.890	1.560
五月	1.970	1.680
六月	1.970	1.780
七月	2.375	1.870
八月	2.425	2.150
九月	2.650	2.025
十月	2.600	2.100
十一月	2.850	2.325
十二月	2.825	2.600
二零零四年		
一月	3.050	2.500
二月	3.000	2.650
三月	2.875	2.600

(v) 一般事項

倘回購授權獲股東批准，各董事(就彼等於作出一切合理查詢後所知)或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據聯交所證券上市規則(「上市規則」)、本公司之公司大綱和細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則(「收購守則」)，增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。因此，董事會並不察覺如根據購回股份授權購回股份後，會根據收購守則而引起任何後果。

目前並無任何關連人士(按上市規則所定義)已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司(倘本公司獲授權購回股份)。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份(無論於聯交所或其他地方)。

(B) 修訂公司細則

鑑於證券及期貨條例(「證券及期貨條例」)於二零零三年四月一日生效，及上市規則的修訂於二零零四年三月三十一日生效，董事局建議就公司細則作出若干修訂以符合新修訂上市規則，同時會更新公司細則以配合證券及期貨條例。其中主要的修訂摘要如下：

(i) 按照證券及期貨條例修訂有關認可結算所之指稱；

(ii) 提交有關董事提名之通知的最少七天期限，由寄發為有關選舉所召開股東大會通告之翌日開始，至該大會日期前七天止；

(iii) 董事不得就其聯繫人士擁有重大權益之董事會決議案投票，亦不得計入董事會之法定人數；及

(iv) 如根據新修訂上市規則規定，任何股東就特定決議案違反該規定或限制所作出之投票，均不獲點算。

(C) 推薦意見

董事局認為批准回購授權及修訂公司細則是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案及修訂公司細則之特別決議案。

此致

旭日企業有限公司
各股東　台照

董事長
楊釗太平紳士
謹啟

二零零四年四月二十二日

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

二零零四年五月十七日(星期一)下午三時三十分舉行
之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目 (註1)	

本人／吾等 (註2) ______________________________

地址為 ______________________________

為旭日企業有限公司(「本公司」)之股東，茲委任 (註3) 大會主席，或如其未克出任則委任 ____________ 地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零四年五月十七日(星期一)下午三時三十分假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會B廳舉行之股東週年大會及其任何續會，依照下列所載指示投票表決下列決議案 (註4)：

	普通決議案	贊成 (註4)	反對 (註4)
1.	省覽及採納截至二零零三年十二月三十一日止年度之財務報表及董事局報告與核數師報告。		
2.	宣派截至二零零三年十二月三十一日止年度之末期股息。		
3.	(a) (i) 選任王敏剛先生為董事。		
	(ii) 選任張慧儀女士為董事。		
	(b) 釐定董事酬金。		
4.	聘任核數師，並授權董事局釐定其酬金。		
5.	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		
	特別決議案	贊成 (註4)	反對 (註4)
	(d) 修訂本公司之公司細則。		

日期： 二零零四年 ____________ 月 ____________ 日

簽署 (註5) ______________________________

附註：

1. 請填上登記於 閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。
2. 請用正楷填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表 閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由 閣下或 閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點(地址為香港九龍觀塘巧明街97號旭日集團大廈)，方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。